Otis Gallery LLC
 335 Madison Ave, 16th Floor
New York, NY 10017

June 4, 2020

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Charlie Guidry

Re:
Otis Gallery LLC
Post Qualification Amendment No. 7
To Offering Statement on Form 1-A POS
Qualified on May 29, 2020
File No. 024-10951

Ladies and Gentlemen:
We are filing today with the U.S. Securities and Exchange Commission (the “SEC”) a Post-Qualification Offering Circular Amendment No. 7 to the Offering Circular of Otis Gallery LLC (the “Issuer”) on Form 1-A (the “Offering Statement”) originally qualified on July 17, 2019.
We would like to point out to the staff of the SEC that the purpose of this amendment is to add several new series and related conforming changes.
Please do not hesitate to contact the undersigned at (332) 201-5259 or our counsel, Louis A. Bevilacqua of Bevilacqua PLLC, at (202) 869-0888 (ext. 100) if you have any questions regarding the Offering Statement.
Sincerely,

Otis Gallery, LLC
By: Otis Wealth, Inc., its managing member

By: /s/ Michael Karnjanaprakorn
      Michael Karnjanaprakorn
      Chief Executive Officer
cc:
Louis A. Bevilacqua, Esq.